(713) 860-7352

willburns@paulhastings.com

May 11, 2018

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Senior Counsel

Division of Investment Management,

Disclosure Review Office

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-8626

Re:	Kayne Anderson Midstream/Energy Fund, Inc.
Registration Statement on Form N-14 (File Nos. 333-224204)

Dear Mr. Bartz:

This letter relates to the Registration Statement on Form N-14 (the “Registration Statement”) of our client, Kayne Anderson Midstream/Energy Fund, Inc. (“KMF”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 9, 2018 pursuant to the Securities Act of 1933, as amended. This letter is being filed in response to oral comments with respect to the Registration Statement (i) given on April 17, 2018 by Ken Ellington of the staff of the Commission (the “Staff”) and (ii) given on May 9, 2018 by Edward Bartz of the Staff.

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver three copies of Amendment No. 1.

Each response is prefaced by the Staff’s corresponding comment in italicized text. Unless otherwise specified, page references in the text of this response letter correspond to the page numbers in Amendment No. 1. All capitalized terms not otherwise defined herein shall have the meaning set forth in Amendment No. 1.

JOINT PROXY STATEMENT/PROSPECTUS

Letter to Stockholders

1.	In the second full paragraph of the Letter to Stockholders where you describe what KMF stockholders will be asked to vote on, please revise to clarify that KMF stockholders are technically being asked to approve the issuance of additional shares of KMF common stock in connection with the Reorganization.

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 11, 2018

Response:

KMF acknowledges the Staff’s comment and has revised the Letter to Stockholders accordingly. Please see the proposed language below.

“At the Meeting, (i) KYE stockholders will be asked to consider and approve a proposal authorizing the combination of KYE and KMF, which will be accomplished as a tax-free reorganization of KYE into KMF (the “Reorganization”), and (ii) KMF stockholders will be asked to consider and approve a proposal authorizing the issuance of additional shares of KMF common stock in connection with the Reorganization.”

Questions and Answers, page 1

2.	Under the caption “Questions Regarding the Reorganization—What are the benefits of the proposed Reorganization?—Reorganization expected to be accretive to KMF’s net distributable income,” please reword the paragraph to read in a more plain English fashion.

Response:

KMF acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see the proposed language below, as reflected on page 1.

•	Reorganization expected to increase KMF’s net distributable income

The Reorganization is expected to increase KMF’s net distributable income per share, in part due to the anticipated cost savings from the transaction. In connection with the Reorganization, KMF announced its intention to pay a distribution at its current annualized rate of $1.20 per share for the 12 months ending February 28, 2019. See “Risk Factors—Risks Related to Our Investments and Investment Techniques—Cash Flow Risk.

3.	Under the caption “Questions Regarding the Reorganization—What distributions will KMF and KYE pay to common stockholders,” please disclose whether the distributions include any return of capital and, if so, that a return of capital is a return to investors of a portion of their original investment in the Fund.

Response:

KMF acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see the proposed language below, as reflected on page 2:

Q: What distributions will KMF and KYE pay to common stockholders?

A: KMF intends to pay a distribution at its current annualized rate of $1.20 per share for the 12 months ending February 28, 2019. KMF will continue to pay distributions on a

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 11, 2018

quarterly basis until the Reorganization closes and intends to begin paying distributions on a monthly basis shortly thereafter (expected to commence in September 2018). KYE intends to pay a distribution at its current annualized rate of $1.00 per share ($0.25 per quarter) until the Reorganization closes. Historically, a portion of the distributions paid to common stockholders of KMF and KYE has been classified as a return of capital, and we expect that a portion of the distributions paid to common stockholders of the Combined Fund may be classified as a return of capital, though the amount will depend on the earnings and profits of the Combined Fund in any given year. A “return of capital” represents a return of a stockholder’s original investment and should not be confused with a dividend from earnings and profits. Payment of future distributions by either KMF or KYE is subject to the approval of such Fund’s Board of Directors.

4.	Please add disclosure to the Questions and Answers section to explain the effect of (i) one class of KYE stockholders failing to approve the Reorganization and (ii) KYE stockholders approving the Reorganization, but KMF stockholders failing to approve the issuance of additional shares of common stock in connection therewith.

Response:

KMF acknowledges the Staff’s comment and has revised the Questions and Answers to clarify that if any of the required approvals are not obtained, the Reorganization will not take place. Please see the proposed language below, as reflected on page 4.

Q: What happens if KYE stockholders do not approve the Reorganization or KMF stockholders do not approval the issuance of additional shares of KMF common stock in connection therewith?

A: The Reorganization must be approved by KYE’s common and preferred stockholders, voting together as a class, and KYE’s preferred stockholders, voting as a separate class. In addition, the issuance of additional shares of KMF common stock in connection with the Reorganization must be approved by KMF’s common and preferred stockholders, voting together as a class. If either class of KYE stockholders does not approve the Reorganization, or if KMF stockholders do not approve the issuance of additional KMF common stock in connection therewith, then the Reorganization will not take place.

5.	Please add an additional Question and Answer relating to the comparison of the historical performance of the Funds.

KMF acknowledges the Staff’s comment and has added a responsive Question and Answer. Please see the proposed language below, as reflected on page 3.

Q: How has KMF performed relative to KYE?

A: The performance table below, as of February 28, 2018, illustrates the past performance of an investment in each Fund. As shown in the table below, since KMF’s

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 11, 2018

inception, it has generally outperformed KYE on both a net asset value and market price basis. A Fund’s past performance does not necessarily indicate how such Fund will perform in the future.

Average Annual Total Returns as of February 28, 2018

	Based on Net Asset Value(1)						Based on Market Price(2)
	1 Year	3 Years	5 Years	10 Years	Inception(3)	KMF’s Inception(4)	1 Year	3 Years	5 Years	10 Years	Inception(3)	KMF’s Inception(4)
KMF	(18.1)%	(19.5)%	(7.3)%	N/A	0.4%	0.4%	(13.6)%	(18.3)%	(8.3)%	N/A	(0.6)%	(0.6)%
KYE	(18.0)%	(20.5)%	(10.4)%	(1.9)%	1.5%	(5.0)%	(17.8)%	(21.1)%	(12.1)%	(0.8)%	0.8%	(6.2)%

(1)	Total investment return based on net asset value is calculated assuming a purchase of common stock at the net asset value on the first day and a sale at the net asset value on the last day of the period reported. The calculation also assumes the reinvestment of distributions at actual prices pursuant to each Fund’s dividend reinvestment plan.

(2)	Total investment return based on market value is calculated assuming a purchase of common stock at the closing market price on the first day and a sale at the closing market price on the last day of the period reported. The calculation also assumes reinvestment of distributions at actual prices pursuant to each Fund’s dividend reinvestment plan.

(3)	KMF and KYE commenced investment operations on November 24, 2010 and June 28, 2005, respectively.

(4)	Represents the applicable average annual total returns of the Funds since November 30, 2010, the first month-end following KMF’s commencement of investment operations.

Fees and Expenses for Common Stockholders of the Funds as of November 30, 2017, page 9

6.	Please confirm that the fees and expenses set forth in the table are the current fees and expenses of the Funds.

Response:

KMF acknowledges the Staff’s comment and confirms that the fees and expenses set forth in the table are the current fees and expenses of the Funds.

7.	Please round all percentages in the table to the nearest one hundredth of one percent in accordance with Item 3(a) of Form N-14 (which incorporates Item 3 of Form N-2).

Response:

KMF acknowledges the Staff’s comment and has revised the fee table accordingly. Please see page 9.

8.	Please revise the fee table to include the name of the surviving fund in the caption to the Pro Forma Combined Fund column. Please make a corresponding change in the Capitalization Table and the pro forma statements of assets and liabilities and operations.

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 11, 2018

Response:

KMF acknowledges the Staff’s comment and has revised the tables accordingly. Please see pages 9, 59, SAI-A-6 and SAI-A-7.

Comparison of the Funds, page 10

9.	Please update the disclosure to highlight the differences between the Funds with respect to fundamental and non-fundamental investment policies. See Item 3(b) of Form N-14.

Response:

KMF acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see the proposed language below, as reflected on page 10.

As noted elsewhere, KMF and KYE’s fundamental and non-fundamental investment policies are similar. The primary difference in the investment objectives of the Funds is that KMF emphasizes cash distributions, while KYE emphasizes current income. In addition, KMF has a non-fundamental investment policy to invest at least 80% of its total assets in the Midstream/Energy Sector. Moreover, KMF is required to invest at least 50% of its total assets in securities of Midstream MLPs and Midstream Companies. In contrast, KYE’s policies are broader, only requiring at least 80% of total assets to be invested in Energy Companies.

Risk Factors, page 14

10.	Please revise the disclosure to highlight the differences in the risks between the two Funds. See Item 3(c) of Form N-14.

Response:

KMF acknowledges the Staff’s comment and notes its belief that the risks faced by the Funds are not materially different. Accordingly, KMF has revised the disclosure to reflect that, in light of the substantial similarities between the Funds and their portfolios, the risks described should not be materially different than those applicable to an investment in KYE. Please see the proposed language below, as reflected on page 14.

In light of the fact that the Funds have very similar investment policies and investment strategies (as well as substantially overlapping portfolios), the risks described below should not be materially different than those applicable to an investment in KYE. Holders of KYE common stock should pay special attention to “—Risks Related to Our Investments and Investment Techniques—Midstream/Energy Sector Risk,” as KMF’s non-fundamental investment policy is more narrowly focused on such investments than KYE’s broader potential scope.

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 11, 2018

11.	Under the caption “—Risks Associated With an Investment in Non-U.S. Companies,” please explain to the Staff whether the Funds invest in any emerging markets issuers. If the Funds make any such investments, please add additional disclosure regarding relevant risks to investors.

Response:

KMF acknowledges the Staff’s comment and confirms that neither Fund invests in any emerging markets issuers.

12.	With respect to the caption “—Privately Held Company Risk,” please confirm to the Staff whether the Funds invest in any hedge funds or private equity funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act and, if so, how much each Fund invests.

Response:

KMF acknowledges the Staff’s comment and confirms that neither Fund holds any investments in hedge funds or private equity funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act.

13.	With respect to the caption “—Derivatives Risk,” please explain to the Staff how derivatives held by the Funds are valued for purposes of measuring compliance with the Funds’ respective 80% investment tests, and also confirm that notional value is not used for such purposes.

Response:

KMF acknowledges the Staff’s comment and confirms that notional value of derivatives held by the Funds are not used for purposes of measuring compliance with the Funds’ 80% investment tests. The Funds’ only derivatives over the last several years have been written covered call options (as described in more detail in the Registration Statement). For GAAP purposes, these covered call options are reported as liabilities valued at fair market value. Because these covered call options are liabilities, however, they are not counted as part of the calculation (numerator or denominator) for purposes of measuring compliance with the Funds’ respective 80% investment tests.

Comparison of the Funds, page 51

14.	To aid investors in more easily understanding the differences between the Funds, please include in the narrative lead in the table a brief overview of the primary differences between the Funds.

Response:

KMF acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see the proposed language below, as reflected on page 51.

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 11, 2018

KMF and KYE’s fundamental and non-fundamental investment policies are similar. The primary difference in the investment objectives of the Funds is that KMF emphasizes cash distributions, while KYE emphasizes current income. In addition, KMF has a non-fundamental investment policy to invest at least 80% of its total assets in the Midstream/Energy Sector. Moreover, KMF is required to invest at least 50% of its total assets in securities of Midstream MLPs and Midstream Companies. In contrast, KYE’s policies are broader, only requiring at least 80% of total assets to be invested in Energy Companies.

Capitalization, page 59

15.	Please add a disclaimer that the information presented is for informational purposes only. In addition, please add a statement to the effect of the following: “If the reorganization is consummated, the capitalization is likely to be different on the closing date of the transaction as a result of daily share purchase and redemption activity by the acquiring fund and changes in net asset value.”

Response:

KMF acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see page 59.

16.	Please include net asset value per share for each Fund and the Pro Forma Combined Fund in the capitalization table.

Response:

KMF acknowledges the Staff’s comment and has revised the table accordingly. Please see page 59.

Federal Income Tax Consequence if the Reorganization Qualifies as a Tax-Fee Reorganization, page 95

17.	Please disclose the amounts of any capital loss carryforwards available to KYE and whether they are subject to expiration or limitation.

Response:

KMF acknowledges the Staff’s comment and has revised the disclosure to include corresponding capital loss carryforward information relating to KYE. Please see page 96.

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 11, 2018

STATEMENT OF ADDITIONAL INFORMATION

Combined Schedule of Investments, page SAI-A-2

18.	Please include a column showing pro forma adjustments as well as a related note explaining the adjustments.

Response:

KMF acknowledges the Staff’s comment and has revised the combined schedule of investments accordingly. Please see pages SAI-A-2 through SAI A-5.

19.	If no securities have been identified as needing to be sold by the surviving fund, please include a statement to the effect of the following: “As of [DATE], all securities held by the target fund would comply with the compliance guidelines and/or investment restrictions of the acquiring fund.”

Response:

KMF acknowledges the Staff’s comment and has revised the footnotes to the table to include the requested statement. Please see page SAI-A-5.

General

20.	Please provide the accounting and performance survivor analysis (NAST analysis) for the Reorganization.

Response:

KMF acknowledges the Staff’s comment. Please find the requested analysis set forth in Exhibit A hereto.

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 11, 2018

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to the undersigned at (713) 860-7352.

Very truly yours,

/s/ R. William Burns III

R. William Burns III

of PAUL HASTINGS LLP

cc:	Ken Ellington (U.S. Securities and Exchange Commission)
David A. Hearth, Esq., Paul Hastings

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 11, 2018

Exhibit A

As requested by the Staff, the following is an analysis regarding the accounting and performance survivor in connection with the Reorganization. In conducting this analysis, KAFA, the Funds’ adviser, considered the guidance of the Staff set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (the “NAST Letter”), relating to performance survivors. In the NAST Letter, the Staff confirmed that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund. In determining whether a surviving fund may use the historical performance of one of several predecessor funds, the Staff stated in the NAST Letter that funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund the surviving fund most closely resembles. In the NAST Letter, the Staff considered the following factors as to the funds: (1) their investment advisers; (2) their investment objectives, policies, and restrictions; (3) their expense structures and expense ratios; (4) asset size; and (5) their portfolio compositions. The Staff further noted that the survivor of a business combination for accounting purposes (i.e., the fund whose financial statements are carried forward) typically will be the fund whose historical performance may be used by the new or surviving fund.

As described further below, the analysis indicates that KMF should be the accounting and performance survivor following the Reorganization.

Comparison of Investment Advisers

Both Funds are advised by KAFA, and KAFA will continue to serve as the investment adviser of KMF as the surviving fund. KAFA is registered with the SEC under the Advisers Act. KAFA also is responsible for managing each Fund’s business affairs and providing certain clerical, bookkeeping and other administrative services. KAFA is a Delaware limited liability company. The managing member of KAFA is KACALP, an investment adviser registered with the SEC under the Advisers Act. Kayne Anderson has one general partner, Kayne Anderson Investment Management, Inc., and a number of individual limited partners. Kayne Anderson Investment Management, Inc. is a Nevada corporation controlled by Richard A. Kayne. Kayne Anderson’s predecessor was established as an independent investment advisory firm in 1984.

KAFA’s management of each Fund’s portfolio is led by three of its Senior Managing Directors, Kevin S. McCarthy, J.C. Frey and James C. Baker. Messrs. McCarthy and Frey have each served as portfolio managers since KMF’s and KYE’s inception in 2010 and 2005, respectively. Mr. Baker has served as portfolio manager since November 2017. Each portfolio manager is jointly and primarily responsible for the day-to-day management of each Fund’s portfolio. The portfolio managers draw on the support of the research analyst team at Kayne Anderson, as well as the experience and expertise of other professionals at Kayne Anderson.

Following the Reorganization, that same team will continue to manage KMF as the surviving fund. Because the surviving fund’s management will be the same as KMF’s and KYE’s

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 11, 2018

management before the reorganization, KAFA believes this factor is neutral and does not weigh toward using either Fund’s historical financial and performance information.

Comparison of Investment Objectives, Policies and Restrictions

Each Fund (i) has similar investment objectives, (ii) seeks to achieve its objective by investing primarily in the Midstream/Energy Sector, and (iii) has similar fundamental investment policies and nonfundamental investment policies. The primary difference in the investment objectives of the Funds is that KMF emphasizes cash distributions, while KYE emphasizes current income. In addition, KMF has a nonfundamental investment policy to invest at least 80% of its total assets in the Midstream/Energy Sector, while KYE’s is more broad, requiring at least 80% of total assets to be invested in Energy Companies.

Following the Reorganization, all of KMF’s investment policies and restrictions will apply to KMF as the surviving fund. Because the surviving fund’s investment policies and restrictions will be the same as KMF’s investment policies and restrictions before the reorganization, KAFA believes this factor should weigh toward utilizing KMF’s historical financial and performance information.

Comparison of Expense Structure and Expense Ratios

Each Fund is subject to the same management fee structure to KAFA of 1.25% of total assets. In addition, each Fund pays all other costs and expenses of its operations, such as compensation of its directors (other than those employed by Kayne Anderson), custodian, transfer agency, administrative, accounting and distribution disbursing expenses, legal fees, borrowing or leverage expenses, marketing, advertising and public/investor relations expenses, expenses of independent auditors, expenses of personnel including those who are affiliates of Kayne Anderson reasonably incurred in connection with arranging or structuring portfolio transactions for KMF, expenses of repurchasing KMF’s securities, expenses of preparing, printing and distributing stockholder reports, notices, proxy statements and reports to governmental agencies, and taxes, if any.

Though the structures are the same, technically KMF’s structure will continue to govern it as the surviving fund. As a result, KAFA believes this factor should weigh slightly toward utilizing KMF’s historical financial and performance information.

Comparison of Asset Size

As of February 28, 2018, KMF and KYE had net assets of $296 million and $363 million, respectively. Both Funds are significantly large in asset size. Given that both Funds have similar investment objectives, strategies and policies, asset size is expected to have a limited effect on the portfolio of KMF as the surviving fund subsequent to the reorganization. Moreover, asset size is not the only determinative factor under the NAST Letter. When considering the asset size of each Fund in combination with the similarity in investment strategies and policies, tax consequences of the proposed reorganization, and the potential benefits to stockholders of both

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

May 11, 2018

Funds of the proposed Reorganization (among other factors considered by the Boards of Directors), KAFA believes it is appropriate for KMF’s historical financial and performance information to be utilized by KMF as the surviving fund.

Comparison of Portfolio Composition

KMF’s portfolio composition (as the surviving fund) is expected to most closely resemble the securities held by KMF before the Reorganization. This result would be expected given the investment policies of KMF as the surviving fund will be those of KMF before the Reorganization. There is substantial overlap in the Funds’ portfolios because KYE has been purposely managed to more closely resemble KMF over time, as permitted by the flexibility inherent in its policies.

Because the portfolio of KMF as the surviving fund is expected to most closely approximate KMF’s before the Reorganization, and because KYE has been managed to approximate KMF, KAFA believes this factor should weigh toward utilizing KMF’s historical financial and performance information.

Additional Factors

A few additional factors regarding the Reorganization are worth noting in connection with the conclusion of KMF as the survivor:

•	While KMF commenced investment operations after KYE — November 24, 2010, versus June 28, 2005 — each has been conducting operations for a significant enough period of time that it should not be argued that KMF was organized for the purpose of extinguishing KYE.

•	The Funds are currently overseen by different Boards of Directors, and KMF as the surviving fund will be overseen by its current Board, augmented by certain members of KYE’s board. While this factor does not weigh particularly strongly in either direction, KAFA believes the fact that KMF’s Board will continue to oversee it as the surviving fund does not contradict the conclusion KAFA has reached.

Conclusion

As discussed above, while there is substantial similarity between the Funds, KMF as the surviving fund will most closely resemble KMF prior to the Reorganization. Almost all of the factors either support KMF or are at least neutral as to the result. As a result, KAFA believes that KMF’s historical financial statements and performance should be used following the Reorganization so that KMF stockholders are not deprived of information relating to the historical information of the fund in which they are invested.